Via Facsimile and U.S. Mail
Mail Stop 6010

March 12, 2008

Mr. Nicholas Stone
Chief Executive Officer
Max Nutrition, Inc.
8531 Santa Monica Blvd.,
West Hollywood, CA   90069

> **Re:** **Item 4.01 Form 8-K**
> **Filed January 30, 2008**
> **File No. 333-141327**

Dear Mr. Stone:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ibolya Ignat
Staff Accountant